UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

National Home Health Care Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636380107

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 394,148
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 394,148

11. Aggregate Amount Beneficially Owned by Each Reporting Person 394,148

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 394,148
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 394,148

11. Aggregate Amount Beneficially Owned by Each Reporting Person 394,148

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.0%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 344,702
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 344,702

11. Aggregate Amount Beneficially Owned by Each Reporting Person 344,702

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of National Home Health Care Corp. (the "Issuer"). The principal executive office of the Issuer is located at 700 White Plains Road, Suite 275, Scarsdale, NY 10583.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,519,065.74
DAP	Working Capital	$3,077,203.02

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have continued to evaluate information that National Home Health Care Corp. ("NHHC") has made public so far as well as from other sources regarding NHHC's proposed merger transaction (the "Merger" or "Transaction") with affiliates of Angelo Gordon, in partnership with Eureka Capital Partners and members of management (all together the "Insider-Favored Buyers").

As disclosed in prior filings, Lawndale sent a letter to NHHC's Board of Directors on December 19, 2006 (the "December 19th letter", a copy of which was attached as Exhibit B to Amendment No. 2 to Schedule 13D filed December 20, 2006), detailing its concerns regarding the Transaction, objecting to the merger consideration and process and indicating an intent to vote against the merger and seek appraisal rights unless certain changes were made.

Subsequent to its filing of the December 19th letter, Lawndale has been in contact with a number of reputable parties who indicated that they would have been interested in participating in any sale process for NHHC, but were never informed or solicited to be part of such a process. Lawndale further believes that at least one higher offer for NHHC was received by management prior to NHHC's announcement of the lower-priced Insider-Favored Buyer Merger agreement.

On January 12, 2007, Lawndale sent a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference to this filing) to NHHC's Board of Directors informing it of Lawndale's findings and that the evidence suggests that certain members of NHHC management and Board of Directors may have breached their fiduciary duties, including, but not limited to, their duty to obtain the maximum sale price for NHHC shareowners. Lawndale further believes that such breaches of fiduciary duty support, as a matter of law, rejection of the Merger Agreement in its entirety, or removal of certain terms that interfere with NHHC shareowners obtaining the best and highest value for their shares, including, but not limited to, the limitations on the Company's ability to provide confidential due diligence to other bidders and the requirement that any other bidder pay a so-called "break-up" fee.

Lawndale believes that the current Merger price range of $11.35-11.50 significantly undervalues NHHC. At a fair and appropriate valuation, Lawndale supports the sale of NHHC and it believes, particularly given NHHC's excess cash and non-cash working capital, that other buyers would be willing to pay a meaningfully higher price for NHHC absent the provisions in the existing Merger Agreement, which may have the effect of deterring other bidders from coming forward. Lawndale believes that NHHC should retain a reputable, independent investment bank for the specific purpose of contacting any and all potentially interested bidders for NHHC. Lawndale expects NHHC board members to abide by their fiduciary duties to closely and carefully consider all subsequent higher offers.

Lawndale has been and may continue to be in contact with NHHC management, members of NHHC's Board of Directors, prospective acquirers, other shareowners, their advisors and others regarding the Merger and other alternatives that NHHC could employ to maximize shareowner value.

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since December 19, 2006:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	12/26/2006	100	11.24

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of NHHC dated January 12, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Home Health Care Corp. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: June 15, 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER TO BOARD MEMBERS OF NATIONAL HOME HEALTH CARE

Andrew Shapiro

President

January 12, 2007

Board of Directors

National Home Health Care Corp.

c/o Corporate Secretary

700 White Plains Road, Suite 275

Scarsdale, NY 10583

To the Board Members of National Home Health Care:

Lawndale Capital Management and its affiliates have been long-term shareowners of National Home Health Care Corp. ("NHHC" or the "Company") and remain the Company's third largest independent shareowner, owning 394,148 shares, or 7.0%, of NHHC's outstanding shares. Since we first publicly announced our disappointment in the improper and apparently illegal sale process engaged in by the Company's board and management, we have been in contact with a number of reputable parties who indicated that they would have been interested in participating in any sale process for the company, but were never informed or solicited to be part of such a process. Indeed, the limited information we have received thus far--none of which has come from the Company--indicates that at least one higher offer was received by management prior to the Company's announcement of the lower-priced management (Angelo Gordon) buy-out at $11.35 to $11.50 per share.

The information we have received confirms our worst suspicions regarding the sale process. As you surely know, in any transaction where a company is to be sold for cash, the fiduciary obligation of the company's board of directors is clear and unambiguous--to obtain the highest price reasonably available for the company's shareholders, and all other interests are subjugated to the interests of the shareholders. This duty is heightened, and director conduct is subject to even greater scrutiny where, as here, the potential buyer contains members of management, which then stand on both sides of the transaction. The reason for this is simple: the management team in such a situation has an obvious and actual conflict of interest because, rather than trying to get the highest price for the company's shareholders, it has an interest in acquiring the company for the lowest price. In this scenario, the legal duties, responsibilities--and corresponding liabilities--of the independent directors are heightened. This is for the clear reason that shareholders must depend on the independent directors to act on their behalf, and not be co-opted by a self-interested management team.

Unfortunately, the evidence in this situation suggests that the independent directors have grossly breached their fundamental responsibilities and duties to the Company's shareholders. We have contacted multiple advisory firms specializing in the health care sector. None that we have spoken to were ever approached to "shop" the Company and were not aware that the Company was for sale until after reading the announcement of the transaction. Similarly, from several conversations, we believe that numerous strategic and private equity buyers would have had an interest in making a proposal to acquire the Company had they known it was for sale, but were never approached prior to the Company's announcement of the management-led transaction and agreement to incur a "break-up fee." Further, as indicated above, we have been informed that at least one offer at a higher price was made to the management team prior to the Company agreeing to the current, lower offer being accepted, but the management team rejected it.

We do not know what happened from the point of that offer. Specifically, we do not know if the members of management who received the offer did not inform the independent directors of a potentially higher offer, and thus breached their duty to the Board, the Company and the shareholders, or if the independent directors were informed of the offer but decided instead to favor a lower-priced management bid and thereby breached their duties of care and loyalty to the Company's shareholders. Either way, however, it is clear that the failure to pursue this proposal, and any others like it, was a gross breach of the most basic obligations by the Company's senior officers and directors (who, even if they were not specifically aware of the bid, had, in our view, an affirmative duty of care to take appropriate action to learn of it).

Lawndale's conversations with industry participants have confirmed that NHHC is a respected operator and would make an excellent platform acquisition for a financial buyer to build upon. Alternatively, we believe that a number of synergistic acquirers would also like to enhance their foothold in the industry efficiently, while not requiring the Fialkow family overhead. Finally, some private synergistic acquirers might desire an avenue to become a public company. From the inquiries we received, industry veterans were surprised by the low multiple, particularly given NHHC's excess cash and non-cash working capital, and confirmed Lawndale's belief that other buyers would be willing to pay a meaningfully higher price if the bidding process was fair and open.

Accordingly, Lawndale hereby demands that the Special Committee act in accordance with its fundamental fiduciary duties, including those set forth more than two decades ago in the Revlon case, to seek a transaction which maximizes the price paid to the Company's shareholders. We believe that such a process may require the Board to reject the existing agreement--which we believe the Board may do under existing law, since the agreement was the product of a fatally flawed process resulting in a breach of the Board's (and management's) fiduciary duties to the Company's shareholders--in favor of an open process where any interested parties can bid. This includes terminating the provisions in the existing Merger Agreement which may have the effect of deterring other bidders from coming forward, including the limitations on the Company's ability to provide confidential, due diligence to other bidders, and the requirement that any other bidder pay a so called "breakup" fee. Further, in light of the improper actions which have occurred to date, we believe it is only proper and appropriate for the Company to publicly announce that it has retained a reputable, independent investment bank for the specific purpose of contacting any and all potentially interested parties, and that the independent directors make clear to any potential bidder that the board will not permit the Fialkow family interests to take precedence over the interests of the Company's public shareholders.

As we previously indicated, Lawndale agrees with the strategic decision made by the independent directors to sell the Company. However, such a sale must occur only through a legally valid and proper process, which would inevitably lead to a fair and appropriate valuation for NHHC. This is what the board's fiduciary duties require, and we expect the board to fully abide by these duties.

Yours Sincerely,

Andrew E. Shapiro

President